This document is being re-filed with the SEC due to an error on the slide “Key assumptions and risks.” Instead of a gold price of $350/oz the correct gold price assumption should have read $325/oz in real terms.

Filed by AngloGold Limited
Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: Ashanti Goldfields Company Limited
Commission File No. 1-14212

AngloGold Denver Gold Show - September, 2003 Jonathan Best Executive Director, Finance

Disclaimer Certain Forward-Looking Statements Certain statements in this presentation are forward-looking within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including without limitation, those statements concerning (i) timing, fulfillment of conditions, tax treatment and completion of the proposed merger with Ashanti, (ii) the value of the transaction consideration, (iii) expectations regarding production and cost savings at the combined group's operations and its operating and financial performance and (iv) synergies and other benefits anticipated from the merger. Although AngloGold and Ashanti believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. For a discussion of important terms of the merger and important factors and risks involved in the companies' businesses, which could cause the combined group's actual operating and financial results to differ materially from such forward-looking statements, refer to AngloGold's and Ashanti's filings with the US Securities and Exchange Commission (the "SEC"), including AngloGold's annual report on Form 20-F for the year ended 31 December 2002, filed with the SEC on 7 April 2003 and Ashanti's annual report on Form 20-F for the year ended 31 December 2002, filed with the SEC on 17 June 2003 and any other documents in respect of the merger that are furnished to the SEC by AngloGold or Ashanti under cover of Form 6-K.

Key assumptions and risks Financial information provided in this presentation is in accordance with IAS. Production and earnings projections used here, together with future estimated resource and reserve conversions, are drawn from the company's business plan. Key assumptions used in this plan include: Gold price of $325/oz in real terms R/$ exchange rate of 8:1 in 2004 (purchasing power parity thereafter) US$/A$ exchange rate of 0.65 in 2004 SA CPI of 5.5% in 2004 and 5% thereafter US CPI of 1.4% in 2004 and 2.25% thereafter Risks relating to the gold mining industry generally or AngloGold specifically could change these assumptions and AngloGold's business plan outlook or actual results. These changes may be material. For a discussion of risks see AngloGold's annual report on form 20F for the year ended December 31, 2002, filed with the SEC on April 7, 2003.

Track Record: Financial Strength and Real Returns Earnings & Dividends 0 40 80 120 160 200 1998 1999 2000 2001 2002 2003-H1 US cents per ordinary share Headline Earnings Dividends Margins 0 10 20 30 40 50 1998 1999 2000 2001 2002 2003-H1 % EBITDA Margin Cash Operating Margin ROE 0 5 10 15 20 25 1998 1999 2000 2001 2002 2003-H1 % Return on Equity ROC 0 2 4 6 8 10 12 14 16 1998 1999 2000 2001 2002 2003-H1 % Return on Capital

Half Year, 2003 Review Financial information stated according to International Accounting Standards H1 - 2003 H1 - 2002 % change 1 Gold produced - oz 000 2,836 2,803 39 Total cash costs - $/oz produced 217 156 Operating profit incl. realized non-hedge derivatives - $ million 286 309 -7 Headline earnings before unrealized non-hedge derivatives - $ million 140 176 -21 8 Capital expenditure - $ million 128 118 Return on Equity 13 21 -39 Return on Capital Employed 10 15 -33

AngloGold in 2003 Production EBITDA Six months to 30 June 2003

Update - Australia 4.5 Moz Ore Reserves betweenthe Cleo Upper Shear and the Sunrise Shear To date 1.0 Moz in Resources below Sunrise Shear

Update - North America Sale of Jerritt Canyon to Queenstake in July for $1.5m cash and 32m shares; $6m in deferred payments, $4m royalty At CC&V, production has been hampered by leach pad chemistry and mining fleet availability

Update - South America Cuiaba Underground Expansion Increase production from 2300 to 4000 tpd Increase gold production by 150 000 oz/pa or 2.2Moz over the life of the project

Update - E&W Africa Sadiola Deep Sulphides LOM pit shell $400 pit shell Main orebody Footwall bands Hangingwall bands SECTION 5625N SD14 SD 237 SD 238 SD 239 SD 20 SD 240 SD 241 SD 242 SD 314 SD 315 SD 312 R2104 R2105 100m elevation 0m -100m -200m -300m -400m -500m SD 316 >5.0 g/t 3.0 - 5.0 g/t 2.0 - 3.0 g/t 1.0 - 2.0 g/t 0.7 - 1.0 g/t LOM pit shell

Update - South Africa TauTona Projects Datum: 1828.797 m AMSL Sea Level: (1828.797 m bd) 58 Level 61 Level 66 Level 75 Level 81 Level 87 Level 91 Level 94 Level 97 Level 100 Level 106 Level 109 Level 112 Level 116 Level 120 Level 124 # Bottom: 3773 m bd 84 Level TauTona Ventilation Shaft Main Shaft Sub Shaft TV Shaft VCR CL Driefomtein Boundary North Collar: 176.2 mbd North-South Section

Update - South Africa TauTona Projects Datum: 1828.797 m AMSL Sea Level: (1828.797 m bd) 58 Level 61 Level 66 Level 75 Level 81 Level 87 Level 91 Level 94 Level 97 Level 100 Level 106 Level 109 Level 112 Level 116 Level 120 Level 124 # Bottom: 3773 m bd 84 Level 89 Level 94 Level 99 Level 104 Level 109 Level 113 Level 116 Level 120 Level 123 # Bottom: 3737.3 mbd TauTona Mponeng Collar: 275.8 mbd 500 m bd 1000 m bd 1500 m bd 2000 m bd 2500 m bd 3000 m bd 3500 m bd 4000 m bd Ventilation Shaft Main Shaft Main Shaft Service Shaft Sub Shaft TV Shaft SS1 SS2 SSV VCR C L Driefomtein Boundary WUDL VCR Boundary North Collar: 176.2 mbd

Update - South Africa Moab Khotsong Phase 2 LEGEND BLUE 2001 PURPLE 2002 12^ BELT TWIN DECLINE MEN & ROCK TRANSPORT 100 LEV 101 LEV 102 LEV 103LEV 107 LEV 111 LEV 118 LEV 101 LEV 114 LEV 113 LEV MAIN SUB-RV SUB-MM 115 LEV 85 LEVEL 95 LEVEL 92 LEVEL 88 LEVEL 98 LEVEL 73 LEVEL 76 LEVEL 79 LEVEL 80 LEVEL 78 LEVEL 77 LEVEL 70 LEVEL 68 LEVEL Bottom Reef Contour -3550m Below Surface 103 LEV - 2 310 - 2 604 - 2 904 - 3 054 - 3 522 Moab Phase 2 1 2

Current projects add 15Moz Current projects add 15Moz

Further 15Moz from new projects Further 15Moz from new projects

U.S.A. Alaska Canada Tanzania Brazil Peru Argentina South Africa Namibia Australia Mali Cripple Creek & Victor Serra Grande Morro Velho Cerro Vanguardia Mines Greenfields exploration areas Brownfields exploration areas South African operations Sunrise Dam Union Reefs Navachab Geita Sadiola Yatela Morila Boddington Exploration Update

Ashanti - what needs to be done to add value? Obuasi (above 50 level): Upgrades and improvements to mining fleet, ventilation and planning systems Requires expenditure of $154 million in the next two years, of which $102 million must come from a new partner Obuasi Deeps Exploration program to determine feasibility below 50 level commencing next year: $44 million Capital expenditure of $570 over life of the operation Siguiri CIP plant - $60 million immediately Elsewhere, $33 million in the next two years Human resources and social development issues

Ashanti - what value can AngloGold add? Operating experience from 19 mines in eight countries Wide range of ore body types Specialist knowledge of deep-level mining Financial strength with capacity immediately to fund capital requirements of Obuasi and Siguiri Ability to introduce cost-saving synergies through Consolidated Geita ownership Reduced financing and procurement costs Technical training experience and expertise Malaria control capacity Extensive social development experience throughout Africa and elsewhere

Key cash commitments Day 1: $130m for MENS repayment, interest, and transaction costs $60m Siguiri carbon in pulp plant Years 1-5: $154m for Obuasi fleet replacement, upgrade ventilation and refrigeration (projected cash costs reduction of $20/oz) $44m Obuasi deeps drilling program Years 7-12: $570m in real terms ($760m nominal) to develop Obuasi Deeps project

The partner of choice Upfront and ongoing realisable value with low risk Upfront value - realisable premium Sustainable value Scale to provide credibility and to drive enduring investor attention Financial capacity to maximize potential of asset base Investment to improve returns AND working conditions Technical expertise to deliver value from investment Track record of substantial dividend payout Tangible synergy benefits Realisable value Share liquidity to enable large Ashanti holders to realize a premium Low risk Risk diversification Hedging expertise No pre-conditions

ADDITIONAL INFORMATION In the event a transaction is entered into between AngloGold and Ashanti, AngloGold will file important documents with the SEC. In the event a transaction is entered into, investors and security holders are urged to carefully read all such documents filed with the SEC, because these documents will contain important information. Investors and security holders will be able to obtain a free copy of any such documents at the SEC's web site at www.sec.gov or by directing a request to AngloGold Limited, 14th Floor, 11 Diagonal Street, Johannesburg 2001, South Africa, Attention: Chris Bull, Company Secretary.

AngloGold Denver Gold Show - September, 2003 Jonathan Best Executive Director, Finance